Exhibit (a)(1)(v)

Form of Letter from the Fund to Shareholders
in Connection with the Fund's Acceptance of Tenders of Shares

Coatue Innovative Strategies Fund

c/o Coatue Management, L.L.C.
9 West 57th Street, 25th Floor,

New York, NY 10019

______ __, 2026

Dear Shareholder:

Coatue Innovative Strategies Fund (the "Fund") has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your "Shares").

Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to be paid an amount equal to the value, determined as of January 30, 2026 (the "Valuation Date"), of the repurchased Shares, in accordance with the terms of the tender offer. A cash payment of the proceeds of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you within seven (7) days following February 24, 2026.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at 617-662-7100.

Sincerely,

Coatue Innovative Strategies Fund